Stella Diagnostics, Inc. 50 West Broadway Suite 300 Sal Lake City, Utah 84101

June 21, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Tracy Houser, Angela Connell, Laura Crotty and Celeste Murphy

Re: Stella Diagnostics, Inc.

Offering Statement on Form 1-A

File No. 024-11342

Dear Mmes. Hauser, Connell, Crotty and Murphy:

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Stella Diagnostics, Inc. (the “Company”). We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Wednesday, June 23, 2021, or as soon as practicable thereafter.

The Company has registered the offering in Montana, as indicated in the attached notice from Montana’s Office of the Commissioner of Securities and Insurance.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff; acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully,

/s/ Marissa Welner
Name: Marissa Welner
Title: Director

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STATE OF MONTANA Troy Downing Office of the Commissioner of Securities and Insurance Montana State Auditor Helena, Montana 59601 (406) 444-2040	NOTICE

June 15, 2021
DANI CHERRICK
BLUE SKY MLS
245 MAIN ST STE 202
CHESTER, NJ, 07054
ISSUER: STELLA DIAGNOSTICS (2021)
File #: 271452

The office of the Commissioner of Securities and Insurance (CSI), Montana State Auditor, has received a Notice Filing for the above-referenced issuer. The notice is in the aggregate amount of $100,000.

The effective date is: June 15, 2021
The expiration date is: June 14, 2022
IN WITNESS WHEREOF, I have hereunto subscribed by name, at 840 Helena Avenue, City of Helena, Montana, this June 15, 2021.

The applicant shall notify the CSI of any withdrawal or termination of any application to register these securities with the Securities and Exchange Commission of any formal order issued in respect thereto, within one business day of the occurrence of such an event.

Troy Downing Office of the Commissioner of Securities and Insurance Montana State Auditor
For more info contact: Michelle Huftel (406) 444-2990 mhuftel@mt.gov

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